# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Abivax S.A., CIK 0001956827
CUSIP: 00370M103
Title of class of securities: Ordinary Shares, par value EUR0.01 per share
Address of issuer's principal executive offices: 7-11, boulevard Haussmann, Paris, France (I0), 75009
Date of event which requires filing of this statement: 01/12/2026
Amends the filing with accession number 0001104659-23-112496
Filed by CIK 0001845105
Persons authorized to receive notices and communications: Armance Bordes, 7-11, boulevard Haussmann, Paris, France (I0), 75009, 33 1 76 23 41 09; John Partigan Lloyd Spencer, Nixon Peabody LLP, 799 9 Street NW Ste 500, Washington, District Of Columbia (DC), 20001, 202-585-8000

## Reporting persons
- Sofinnova Crossover I SLP (CIK 0001845105): type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,399,478; shared voting power 0; sole dispositive power 3,334,739; shared dispositive power 0; aggregate amount beneficially owned 6,399,478 (7.7% of the class)
  Comment: Note in relation to Items 7 and 8: Sofinnova Partners SAS, a French corporation ("SP SAS"), the management company of Sofinnova Crossover I SLP ("SC"), may be deemed to have sole voting power, and Antoine Papiernik ("Papiernik"), Cedric Moreau ("Moreau"), Kinam Hong ("Hong"), Joseph Anderson ("Anderson") and Jacques Theurillat ("Theurillat"), the members of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note in relation to Items 9 and 10: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, Moreau, Hong, Anderson and Theurillat, the members of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 3,334,739 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 6,399,478 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 82,688,932 voting rights outstanding as of November 30, 2025.
- Sofinnova Partners SAS (CIK 0001574139): type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,399,478; shared voting power 0; sole dispositive power 3,334,739; shared dispositive power 0; aggregate amount beneficially owned 6,399,478 (7.7% of the class)
  Comment: Note in relation to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole voting power, and Papiernik, Moreau, Hong, Anderson and Theurillat, the members of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note in relation to Items 9 and 10: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, Moreau, Hong, Anderson and Theurillat, the members of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 3,334,739 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 6,399,478 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 82,688,932 voting rights outstanding as of November 30, 2025.
- Antoine Papiernik: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,399,478; shared voting power 0; sole dispositive power 3,334,739; shared dispositive power 0; aggregate amount beneficially owned 6,399,478 (7.7% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole voting power, and Papiernik, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 3,334,739 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 6,399,478 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 82,688,932 voting rights outstanding as of November 30, 2025.
- Cedric Moreau: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,399,478; shared voting power 0; sole dispositive power 3,334,739; shared dispositive power 0; aggregate amount beneficially owned 6,399,478 (7.7% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole voting power, and Moreau, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Moreau, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 3,334,739 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 6,399,478 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 82,688,932 voting rights outstanding as of November 30, 2025.
- Kinam Hong: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,399,478; shared voting power 0; sole dispositive power 3,334,739; shared dispositive power 0; aggregate amount beneficially owned 6,399,478 (7.7% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole voting power, and Hong, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Hong, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 3,334,739 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 6,399,478 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 82,688,932 voting rights outstanding as of November 30, 2025.
- Joseph Anderson: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,399,478; shared voting power 0; sole dispositive power 3,334,739; shared dispositive power 0; aggregate amount beneficially owned 6,399,478 (7.7% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole voting power, and Anderson, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Anderson, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 3,334,739 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 6,399,478 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 82,688,932 voting rights outstanding as of November 30, 2025.
- Jacques Theurillat: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,399,478; shared voting power 0; sole dispositive power 3,334,739; shared dispositive power 0; aggregate amount beneficially owned 6,399,478 (7.7% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole voting power, and Theurillat, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Theurillat, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 3,334,739 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 6,399,478 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 82,688,932 voting rights outstanding as of November 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value EUR0.01 per share
Name of issuer: Abivax S.A.
Address of issuer's principal executive offices: 7-11, boulevard Haussmann, Paris, France (I0), 75009
Comment:
Introductory Statement:

This Amendment No. 4 (this "Amendment"), being filed by Sofinnova Crossover I SLP ("SC"), Sofinnova Partners SAS, a French corporation ("SP SAS"), Antoine Papiernik ("Papiernik"), Cedric Moreau ("Moreau"), Kinam Hong ("Hong"), Joseph Anderson ("Anderson") and Jacques Theurillat ("Theurillat") the members of the investment committee of SC (collectively, the "Listed Persons" and together with SC and SP SAS, the "Reporting Persons"), amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 30, 2023, as amended by Amendment No. 1, filed with the SEC on February 14, 2025, as further amended by Amendment No. 2, filed with the SEC on July 31, 2025, and as further amended by Amendment No. 3, filed with the SEC on October 30, 2025 (collectively, as amended, the "Schedule 13D").

This Schedule 13D relates to the Ordinary Shares, par value EUR0.01 per share (the "Ordinary Shares"), including ordinary shares represented by American Depositary Shares ("ADS"), of Abivax SA, a societe anonyme incorporated under the laws of the French Republic (the "Issuer"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

SC sold the amounts of ADS on the date and at the prices set forth below in open market transactions. All daily sales of the shares were sold in multiple transactions at varying prices. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the ranges set forth in this Schedule 13D.

January 12, 2026:

- 130,984 ADSs at a weighted average price of $118.27 per share (multiple transactions at prices ranging from $118.00 to $118.89, inclusive);
- 201,997 ADSs at a weighted average price of $119.33 per share (multiple transactions at prices ranging from $119.00 to $119.99, inclusive);
- 353,987 ADSs at a weighted average price of $120.37 per share (multiple transactions at prices ranging from $120.00 to $120.99, inclusive);
- 58,126 ADSs at a weighted average price of $121.47 per share (multiple transactions at prices ranging from $121.00 to $121.99, inclusive);
- 40,364 ADSs at a weighted average price of $122.24 per share (multiple transactions at prices ranging from $122.00 to $122.94, inclusive);
- 6,609 ADSs at a weighted average price of $123.13 per share (multiple transactions at prices ranging from $123.01 to $123.23, inclusive);
- 18,226 ADSs at a weighted average price of $125.37 per share (multiple transactions at prices ranging from $125.05 to $125.99, inclusive);
- 31,780 ADSs at a weighted average price of $126.32 per share (multiple transactions at prices ranging from $126.00 to $126.96, inclusive);
- 3,434 ADSs at a weighted average price of $127.09 per share (multiple transactions at prices ranging from $127.01 to $127.36, inclusive);
- 8,054 ADSs at a weighted average price of $137.48 per share (multiple transactions at prices ranging from $137.00 to $137.97, inclusive);
- 41,103 ADSs at a weighted average price of $138.45 per share (multiple transactions at prices ranging from $138.00 to $138.99, inclusive);
- 30,131 ADSs at a weighted average price of $139.48 per share (multiple transactions at prices ranging from $139.00 to $139.99, inclusive);
- 21,963 ADSs at a weighted average price of $140.26 per share (multiple transactions at prices ranging from $140.00 to $140.86, inclusive);
- 3,142 ADSs at a weighted average price of $141.26 per share (multiple transactions at prices ranging from $141.00 to $141.89, inclusive); and
- 100 ADS at $142.00 per share.

January 13, 2026:

- 17,500 ADSs at a weighted average price of $119.51 per share (multiple transactions at prices ranging from $119.16 to $120.02, inclusive);
- 10,473 ADSs at a weighted average price of $120.30 per share (multiple transactions at prices ranging from $120.21 to $120.64, inclusive);
- 18,405 ADSs at a weighted average price of $122.24 per share (multiple transactions at prices ranging from $122.00 to $122.94, inclusive); and
- 3,622 ADSs at a weighted average price of $123.04 per share (multiple transactions at prices ranging from $123.00 to $123.33, inclusive).

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of January 14, 2026, SC held directly 3,334,739 Ordinary Shares representing approximately 4.3% of the Issuer's outstanding Ordinary Shares and 6,399,478 voting rights representing approximately 7.7% of the Issuer's outstanding voting rights. None of the other Reporting Persons hold any Ordinary Shares or ADSs directly. SP SAS is the management company of SC and may be deemed to have shared voting and investment control over the Ordinary Shares and ADSs held by SC. Each of Antoine Papiernik, Cedric Moreau, Kinam Hong, Joseph Anderson and Jacques Theurillat are the members of the investment committee of SC and may be deemed to have shared voting and investment control over the Ordinary Shares and ADSs held by SC. Each of such individuals disclaims beneficial ownership of such Ordinary Shares and ADSs except to the extent of their pecuniary interest therein.

The ownership percentages are based upon 78,398,795 of the Issuer's Ordinary Shares outstanding as of November 30, 2025. The voting percentages are based upon 82,688,932 voting rights outstanding as of November 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

See the information contained on the cover pages of this Amendment, which is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as disclosed herein, there have been no other reportable transactions with respect to the Ordinary Shares or ADSs of the Issuer within the last 60 days by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX 99.1 - Agreement regarding filing of joint Schedule 13D (incorporated by reference from Exhibit 99.1 to Schedule 13D filed by the Reporting Persons on October 30, 2023)

## Signatures
- Sofinnova Crossover I SLP: /s/ Antoine Papiernik, Managing Partner (01/14/2026)
- Sofinnova Partners SAS: /s/ Antoine Papiernik, Managing Partner (01/14/2026)
- Antoine Papiernik: /s/ Antoine Papiernik, Antoine Papiernik (01/14/2026)
- Cedric Moreau: /s/ Cedric Moreau, Cedric Moreau (01/14/2026)
- Kinam Hong: /s/ Kinam Hong, Kinam Hong (01/14/2026)
- Joseph Anderson: /s/ Joseph Anderson, Joseph Anderson (01/14/2026)
- Jacques Theurillat: /s/ Jacques Theurillat, Jacques Theurillat (01/14/2026)